UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

China Lodging Group, Limited

(Name of Issuer)

Ordinary Shares, Par Value $0.0001 Per Share (“Ordinary Shares”) and

American Depositary Shares (“ADSs”)1

(Title of Class of Securities)

G21182 1032

(CUSIP Number)

Qi Ji

No. 2266 Hongqiao Road

Changning District, Shanghai 200336, P.R. China

    Copies to:

Li He

c/o Davis Polk & Wardwell LLP

2201 China World Office 2

1 Jian Guo Men Wai Avenue

Chao Yang District, Beijing 100004, P.R. China

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 6, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	Each ADS represents four (4) Ordinary Shares.
[2]	This CUSIP number applies to the Ordinary Shares.

CUSIP No. G21182 103

1	Names of reporting persons Qi Ji
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) SC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Singapore
Number of shares beneficially owned by each reporting person with	7	Sole voting power 112,562,537(1)
	8	Shared voting power 0
	9	Sole dispositive power 79,807,849(2)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 112,562,537
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 46.2%(3)
14	Type of reporting person (see instructions) IN

(1)	These securities include (i) 79,207,849 Ordinary Shares of which the record owner is Winner Crown Holdings Limited (“Winner Crown”), (ii) options to purchase 400,000 Ordinary Shares of which the record owner is the Reporting Person, (iii) 200,000 shares of restricted stock of which the record owner is the Reporting Person and (iv) 15,280,000 Ordinary Shares, 4,000,000 Restricted ADSs representing 16,000,000 Ordinary Shares and 368,672 ADSs representing 1,474,688 Ordinary Shares of which the record owner is East Leader International Limited (“East Leader”), over which the Reporting Person has voting power pursuant to powers of attorneys. Winner Crown is wholly owned by Sherman Holdings Limited (“Sherman”), which is in turn wholly owned by Credit Suisse Trust Limited, as Trustee of the Ji Family Trust (“CS Trustee”). CS Trustee acts as trustee of the Ji Family Trust, of which the Reporting Person and his family members are the beneficiaries. By virtue of these arrangements, the Reporting Person may be deemed to have sole voting power with respect to these securities.
(2)	These securities include (i) 79,207,849 Ordinary Shares of which the record owner is Winner Crown, (ii) options to purchase 400,000 Ordinary Shares of which the record owner is the Reporting Person and (iii) 200,000 shares of restricted stock of which the record owner is the Reporting Person. Winner Crown is wholly owned by Sherman, which is in turn wholly owned by CS Trustee. CS Trustee acts as trustee of the Ji Family Trust, of which the Reporting Person and his family members are the beneficiaries. By virtue of this affiliation, the Reporting Person may be deemed to have sole dispositive power with respect to these securities.
(3)	Based upon 243,616,078 Ordinary Shares outstanding as of April 1, 2012 as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2011 filed on April 12, 2012.

CUSIP No. G21182 103

1	Names of reporting persons Winner Crown Holdings Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) Not Applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 79,207,849(1)
	8	Shared voting power 0
	9	Sole dispositive power 79,207,849(1)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 79,207,849
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 32.5%(2)
14	Type of reporting person (see instructions) CO

(1)	These securities include 79,207,849 Ordinary Shares.
(2)	Based upon 243,616,078 Ordinary Shares outstanding as of April 1, 2012 as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2011 filed on April 12, 2012.

CUSIP No. G21182 103

1	Names of reporting persons Sherman Holdings Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) Not Applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Bahamas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 79,207,849(1)
	8	Shared voting power 0
	9	Sole dispositive power 79,207,849(1)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 79,207,849
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 32.5%(2)
14	Type of reporting person CO

(1)	These securities include 79,207,849 Ordinary Shares. Winner Crown Holdings Limited (“Winner Crown”) is the record owner of these securities. Winner Crown is wholly owned by the Reporting Person. By virtue of this affiliation, the Reporting Person may be deemed to have sole voting and dispositive power with respect to these securities.
(2)	Based upon 243,616,078 Ordinary Shares outstanding as of April 1, 2012 as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2011 filed on April 12, 2012.

CUSIP No. G21182 103

1	Names of reporting persons Credit Suisse Trust Limited, as Trustee of the Ji Family Trust
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) Not Applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Singapore
Number of shares beneficially owned by each reporting person with	7	Sole voting power 79,207,849(1)
	8	Shared voting power 0
	9	Sole dispositive power 79,207,849(1)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 79,207,849
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 32.5%(2)
14	Type of reporting person (see instructions) CO

(1)	These securities include 79,207,849 Ordinary Shares. Winner Crown Holdings Limited (“Winner Crown”) is the record owner of these securities. Winner Crown is wholly owned by Sherman Holdings Limited, which is in turn wholly owned by the Reporting Person. The Reporting Person acts as trustee of the Ji Family Trust of which Mr. Qi Ji and his family members are the beneficiaries. By virtue of this affiliation, the Reporting Person may be deemed to have sole voting and dispositive power with respect to these securities. The Reporting Person disclaims beneficial ownership of these securities. The filing of this Schedule 13D should not be deemed an admission that the Reporting Person is the beneficial owner of such securities for any purpose.
(2)	Based upon 243,616,078 Ordinary Shares outstanding as of April 1, 2012 as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2011 filed on April 12, 2012.

CUSIP No. G21182 103

1	Names of reporting persons Tong Tong Zhao
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) Not Applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,580,000(1)
	8	Shared voting power 0
	9	Sole dispositive power 34,334,688(2)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 34,334,688
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 14.1%(3)
14	Type of reporting person (see instructions) IN

(1)	These securities include (i) options to purchase 100,000 Ordinary Shares of which the record owner is the Reporting Person and (ii) 1,480,000 Ordinary Shares of which the record owner is East Leader International Limited (“East Leader”). East Leader is wholly owned by Perfect Will Holdings Limited (“Perfect Will”), which is in turn wholly owned by Asia Square Holdings Ltd. (“Asia Square”), as nominee for Sarasin Trust Company (Singapore) Limited (“Sarasin Trust”). Sarasin Trust acts as trustee of the Tanya Trust, of which the Reporting Person and her family members are the beneficiaries. By virtue of these arrangements, the Reporting Person may be deemed to have sole voting power with respect to these securities.
(2)	These securities include (i) options to purchase 100,000 Ordinary Shares of which the record owner is the Reporting Person, (ii) 1,480,000 Ordinary Shares of which the record owner is East Leader and (iii) 15,280,000 Ordinary Shares, 4,000,000 Restricted ADSs representing 16,000,000 Ordinary Shares and 368,672 ADSs representing 1,474,688 Ordinary Shares of which the record owner is East Leader, over which Mr. Qi Ji has voting power pursuant to powers of attorneys. East Leader is wholly owned by Perfect Will, which is in turn wholly owned by Asia Square, as nominee for Sarasin Trust. Sarasin Trust acts as trustee of the Tanya Trust, of which the Reporting Person and her family members are the beneficiaries. By virtue of these arrangements, the Reporting Person may be deemed to have sole dispositive power with respect to these securities.
(3)	Based upon 243,616,078 Ordinary Shares outstanding as of April 1, 2012 as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2011 filed on April 12, 2012.

CUSIP No. G21182 103

1	Names of reporting persons East Leader International Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) Not Applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,480,000(1)
	8	Shared voting power 0
	9	Sole dispositive power 34,234,688(2)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 34,234,688
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 14.1%(3)
14	Type of reporting person (see instructions) CO

(1)	These securities include 1,480,000 Ordinary Shares.
(2)	These securities include (i) 1,480,000 Ordinary Shares and (ii) 15,280,000 Ordinary Shares, 4,000,000 Restricted ADSs representing 16,000,000 Ordinary Shares and 368,672 ADSs representing 1,474,688 Ordinary Shares, over which Mr. Qi Ji has voting power pursuant to powers of attorneys.
(3)	Based upon 243,616,078 Ordinary Shares outstanding as of April 1, 2012 as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2011 filed on April 12, 2012.

CUSIP No. G21182 103

1	Names of reporting persons Perfect Will Holdings Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) Not Applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,480,000(1)
	8	Shared voting power 0
	9	Sole dispositive power 34,234,688(2)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 34,234,688
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 14.1%(3)
14	Type of reporting person (see instructions) CO

(1)	These securities include 1,480,000 Ordinary Shares. East Leader International Limited (“East Leader”) is the record owner of these securities. East Leader is wholly owned by the Reporting Person. By virtue of this affiliation, the Reporting Person may be deemed to have sole voting power with respect to these securities.
(2)	These securities include (i) 1,480,000 Ordinary Shares and (ii) 15,280,000 Ordinary Shares, 4,000,000 Restricted ADSs representing 16,000,000 Ordinary Shares and 368,672 ADSs representing 1,474,688 Ordinary Shares, over which Mr. Qi Ji has voting power pursuant to powers of attorneys. East Leader is the record owner of these securities. East Leader is wholly owned by the Reporting Person. By virtue of this affiliation, the Reporting Person may be deemed to have sole dispositive power with respect to these securities.
(3)	Based upon 243,616,078 Ordinary Shares outstanding as of April 1, 2012 as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2011 filed on April 12, 2012.

CUSIP No. G21182 103

1	Names of reporting persons Asia Square Holdings Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) Not Applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,480,000(1)
	8	Shared voting power 0
	9	Sole dispositive power 34,234,688(2)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 34,234,688
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 14.1%(3)
14	Type of reporting person (see instructions) CO

(1)	These securities include 1,480,000 Ordinary Shares. East Leader International Limited (“East Leader”) is the record owner of these securities. East Leader is wholly owned by Perfect Will Holdings Limited (“Perfect Will”), which is in turn wholly owned by the Reporting Person. The Reporting Person acts as nominee for Sarasin Trust Company (Singapore) Limited (“Sarasin Trust”). Sarasin Trust acts as trustee of the Tanya Trust, of which Ms. Tong Tong Zhao and her family members are the beneficiaries. By virtue of this affiliation, the Reporting Person may be deemed to have sole voting power with respect to these securities. The Reporting Person disclaims beneficial ownership of these securities. The filing of this Schedule 13D should not be deemed an admission that the Reporting Person is the beneficial owner of such securities for any purpose.
(2)	These securities include (i) 1,480,000 Ordinary Shares and (ii) 15,280,000 Ordinary Shares, 4,000,000 Restricted ADSs representing 16,000,000 Ordinary Shares and 368,672 ADSs representing 1,474,688 Ordinary Shares, over which Mr. Qi Ji has voting power pursuant to powers of attorneys. East Leader is the record owner of these securities. East Leader is wholly owned by Perfect Will, which is in turn wholly owned by the Reporting Person. The Reporting Person acts as nominee for Sarasin Trust. Sarasin Trust acts as trustee of the Tanya Trust, of which Ms. Tong Tong Zhao and her family members are the beneficiaries. By virtue of this affiliation, the Reporting Person may be deemed to have sole dispositive power with respect to these securities. The Reporting Person disclaims beneficial ownership of these securities. The filing of this Schedule 13D should not be deemed an admission that the Reporting Person is the beneficial owner of such securities for any purpose.
(3)	Based upon 243,616,078 Ordinary Shares outstanding as of April 1, 2012 as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2011 filed on April 12, 2012.

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to the ordinary shares, par value $0.0001 per share (“Ordinary Shares”) and American Depositary Shares (“ADSs”), each representing four Ordinary Shares, of China Lodging Group, Limited (the “Issuer”). The principal executive offices of the Issuer are located at No. 2266 Hongqiao Road, Changning District, Shanghai 200336, People’s Republic of China.

Item 2.	Identity and Background.

(a). This Statement on Schedule 13D is filed jointly by the following persons (collectively, the “Reporting Persons”): (i) Qi Ji, (ii) Winner Crown Holdings Limited (“Winner Crown”), (iii) Sherman Holdings Limited (“Sherman”), (iv) Credit Suisse Trust Limited, as Trustee of the Ji Family Trust (“CS Trust”), (v) Tong Tong Zhao, (vi) East Leader International Limited (“East Leader”), (vii) Perfect Will Holdings Limited (“Perfect Will”) and (viii) Asia Square Holdings Ltd. (“Asia Square”). The name, business address, present principal occupation or employment or principal business and citizenship or place of organization of each of the directors of the Winner Crown, Sherman, CS Trust, East Leader, Perfect Will and Asia Square are set forth in Schedule A hereto and are incorporated herein by reference. None of Winner Crown, Sherman, CS Trust, East Leader, Perfect Will and Asia Square has any executive officers.

(b). Residence or Business Address:

I:	The home address for Qi Ji is:

72 Bayshore Road #24-15

Costa Del Sol, Singapore 469988

II:	The principal business office for Winner Crown is:

No. 2266 Hongqiao Road, Changning District

Shanghai 200336, People’s Republic of China

III:	The principal business office for Sherman is:

The Bahamas Financial Centre

Shirley & Charlotte Streets

P.O. Box N-3023

Nassau

Bahamas

IV:	The principal business office for CS Trust is:

1 Raffles Link, #05-02

Singapore 039393

V:	The home address for Tong Tong Zhao is:

No. 9 Lane 699 Cuibai Road

Shanghai 201206, People’s Republic of China

VI:	The principal business office for East Leader is:

Room 22 C, Building 5, 118 Long Zi Yun Road

Shanghai 200051, People’s Republic of China

VII:	The principal business office for Perfect Will is:

c/o Sarasin Trust Company (Singapore) Limited

8 Marina View #25-01

Asia Square Tower 1

Singapore 018960

VIII:	The principal business office for Asia Square is:

c/o Sarasin Trust Company (Singapore) Limited

8 Marina View #25-01

Asia Square Tower 1

Singapore 018960

(c). Qi Ji is the executive chairman of the board of directors and chief executive officer of the Issuer. Tong Tong Zhao is an independent director of the Issuer. The principal business of each of Winner Crown, Sherman, East Leader and Perfect Will is investment holding. The principal business of CS Trust is the provision of fiduciary and trustee services. The principal business of Asia Square is the provision of corporate nominee services.

(d). Neither any of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e). Neither any of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f). The citizenship of Qi Ji and the place of organization of CS Trust are Singapore. The place of organization of Winner Crown, East Leader, Perfect Will and Asia Square is the British Virgin Islands. The place of organization of Sherman is the Bahamas. The citizenship of Tong Tong Zhao is Canada.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to the Issuer’s 2009 Share Incentive Plan (the “2009 Plan”) and the Restricted Stock Award Agreement entered into on August 6, 2011 between the Issuer and Mr. Qi Ji (the “Award Agreement”), the Issuer granted Mr. Qi Ji 200,000 shares of restricted stock (the “Restricted Stock”) upon the terms and subject to the conditions, restrictions and limitations contained in the 2009 Plan and the Award Agreement. Fifty percent of the Restricted Stock will vest on August 6, 2013 and 1/8 of the Restricted Stock will vest each six-month period over the two-year period thereafter on the last day of each six-month period, subject to Mr. Qi Ji’s continuing services to the Issuer.

Pursuant to the 2009 Plan and the related award agreements, the Issuer granted Mr. Qi Ji and Ms. Tong Tong Zhao options to purchase 400,000 and 100,000 Ordinary Shares (collectively, the “Options”), respectively, on October 1, 2009. Fifty percent of the Options vested on October 1, 2011 and 1/48 of the Options vested and will vest each month over the two-year period thereafter on the first day of each month, subject to Mr. Qi Ji and Ms. Tong Tong Zhao’s continuing services to the Issuer.

Except for the Restricted Stock and the Options, the securities reported in this statement as beneficially owned by the Reporting Persons were acquired prior to the Issuer’s initial public offering, with cash from the applicable Reporting Person’s personal funds or working capital, as applicable, and were acquired for investment purposes.

Item 4.	Purpose of Transaction.

The stated purpose of the 2009 Plan is to enhance the ability of the Issuer to attract and retain exceptionally qualified individuals and to encourage them to acquire a proprietary interest in the growth and performance of the Issuer. Pursuant to the 2009 Plan, in order to encourage Mr. Qi Ji’s continued contribution to the successful performance of the Issuer, the Issuer entered into the Award Agreement with Mr. Qi Ji and granted Mr. Qi Ji the Restricted Stock.

Although none of the Reporting Persons has any present intention to acquire additional securities of the Issuer, they intend to review their respective investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by them in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to their respective course of action (as well as to the specific elements thereof), each Reporting Person currently expects that he or she or it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to such Reporting Person; changes in law and government regulations; general economic conditions; and liquidity and stock market conditions, including the market price of the securities of the Issuer.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Exchange Act.

Item 5.	Interest in Securities of the Issuer.

(a) Each of the Reporting Persons’ current ownership in the securities of the Issuer is set forth on the cover pages to this Statement on Schedule 13D and is incorporated by reference herein. The ownership percentage appearing on such pages has been calculated based on 243,616,078 Ordinary Shares outstanding as of April 1, 2012 as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2011 filed on April 12, 2012. The Reporting Persons disclaim membership in any “group” with any person other than the Reporting Persons.

(b) The following table sets forth the beneficial ownership of the class of securities reported on for each of the Reporting Persons as of February 14, 2013.

Reporting Person	Number of Shares Beneficially Owned	Percentage of Securities	Sole Power to Vote/Direct Vote	Shared Power to Vote/Direct Vote	Sole Power to Dispose/Direct Disposition	Shared Power to Dispose/Direct Disposition
Qi Ji	112,562,537	46.2%	112,562,537	0	79,807,849	0
Winner Crown	79,207,849	32.5%	79,207,849	0	79,207,849	0
Sherman	79,207,849	32.5%	79,207,849	0	79,207,849	0
CS Trust	79,207,849	32.5%	79,207,849	0	79,207,849	0
Tong Tong Zhao	34,334,688	14.1%	1,580,000	0	34,334,688	0
East Leader	34,234,688	14.1%	1,480,000	0	34,234,688	0
Perfect Will	34,234,688	14.1%	1,480,000	0	34,234,688	0
Asia Square	34,234,688	14.1%	1,480,000	0	34,234,688	0

(c) The following table sets forth the transactions in the class of securities reported on that were effected during the past sixty days by the Report Persons in the open markets.

Reporting Person	Type of Transaction	Date of Transaction	Amount of Securities Involved	Price per Share
East Leader	Sale	December 28, 2012	93,598 ADSs	$15.7994
East Leader	Sale	December 27, 2012	6,402 ADSs	$15.5732
East Leader	Sale	December 18, 2012	40,000 ADSs	$15.2785
Winner Crown	Sale	December 17, 2012	80,000 ADSs	$15.4730
Winner Crown	Sale	December 14, 2012	20,000 ADSs	$16.1370

In addition, Winner Crown entered into four variable price forward transactions with respect to an aggregate of 400,000 ADSs with Credit Suisse Capital LLC (“CSCL”) on December 31, 2012 (the “Execution Date”). Under each variable price forward transaction, Winner Crown agreed to sell to CSCL 100,000 ADSs (subject to Winner Crown’s right to elect cash settlement), with settlement to occur on or about two years after the Execution Date (the “Settlement Date”), against payment of a purchase price (the “Purchase Price”) consisting of a prepayment amount to be paid on or shortly after the Execution Date and, if applicable, a conditional additional payment to be paid on the Settlement Date. The Purchase Price will be determined pursuant to a formula that was fixed on or shortly after the Execution Date based on the actual execution prices of the initial sales of ADSs comprising CSCL’s initial hedge transaction, which formula references the arithmetic mean of the daily volume weighted average prices per ADS over an averaging period immediately preceding, and including, the scheduled maturity date of the variable price forward transactions. In addition, Winner Crown has delivered to CSCL an aggregate of 400,000 ADSs as collateral securing Winner Crown’s obligation under the variable price forward transactions.

Other than as described in Items 3 and 4 above, there have been no transactions in the class of securities reported on that were effected during the past sixty days by any of the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

East Leader International Limited (“East Leader”) granted Mr. Qi Ji voting power over (i) 15,000,000 Ordinary Shares pursuant to a power of attorney dated February 25, 2010 and (ii) 4,000,000 Restricted ADSs representing 16,000,000 Ordinary Shares, 368,672 ADSs representing 1,474,688 Ordinary Shares and 280,000 Ordinary Shares pursuant to a power of attorney dated February 5, 2013.

Except as described in Items 1 through 7 of this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedule A here to and any other person, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except for standard default and similar provisions contained in loan agreements.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Title

1	Joint Filing Agreement, dated February 14, 2013, among Qi Ji, Winner Crown Holdings Limited, Sherman Holdings Limited, Credit Suisse Trust Limited, Tong Tong Zhao, East Leader International Limited, Perfect Will Holdings Limited and Asia Square Holdings Ltd.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 14, 2013

QI JI

By:	/s/ Qi Ji
	Name:	Qi Ji

WINNER CROWN HOLDINGS LIMITED

By:	/s/ Qi Ji
	Name:	Qi Ji
	Title:	Sole Director

SHERMAN HOLDINGS LIMITED

By:	/s/ Keith Ng /s/ Dominik Birri
Authorized Signatories, for and on behalf of Bukit Merah Limited as Corporate Director of Sherman Holdings Limited

CREDIT SUISSE TRUST LIMITED

By:	/s/ Keith Ng /s/ Dominik Birri
Authorized Signatories of Credit Suisse Trust Limited as Trustee of the Ji Family Trust

TONG TONG ZHAO

By:	/s/ Qi Ji
	Name:	Qi Ji
	Title:	Attorney-in-Fact

EAST LEADER INTERNATIONAL LIMITED

By:	/s/ Qi Ji
	Name:	Qi Ji
	Title:	Attorney-in-Fact

PERFECT WILL HOLDINGS LIMITED

By:	/s/ Qi Ji
	Name:	Qi Ji
	Title:	Attorney-in-Fact
ASIA SQUARE HOLDINGS LTD.

By:	/s/ Koh Chwee Ting Celene /s/ Chua Poh Lin Christina
Authorized Signatories

Schedule A

Directors of Certain Reporting Persons

Entity	Director	Business Address	Present Principal Occupation or Employment/Principal Business	Citizenship/Place of Organization

Winner Crown Holdings Limited	Qi Ji	No. 2266 Hongqiao Road, Changning District, Shanghai 200336, People’s Republic of China	Executive chairman of the board of directors and chief executive officer of the Issuer	Singapore

Sherman Holdings Limited	Bukit Merah Limited	The Bahamas Financial Centre, Shirley & Charlotte Streets, P.O. box N-3023, Nassau Bahamas	Service providers	Bahamas
	Tanah Merah Limited			Bahamas

Credit Suisse Trust Limited, as Trustee of the Ji Family Trust	Pauline Khoo Bee Keow	1 Raffles Link #05-02 Singapore 039393	Directors of Credit Suisse Trust Limited	Singapore
	Patrik Marti			Switzerland

	Dominik Iwan Birri			Switzerland

East Leader International Limited	Tong Tong Zhao	No. 2266 Hongqiao Road, Changning District, Shanghai 200336, People’s Republic of China	Independent director of the Issuer	Canada

Perfect Will Holdings Limited	Shenton Management Ltd.	8 Marina View #25-01 Asia Square Tower 1 Singapore 018960	Corporate Director	British Virgin Islands

Asia Square Holdings Ltd.	Low Chin Yeow Michael	8 Marina View #25-01 Asia Square Tower 1 Singapore 018960	Directors of Sarasin Trust Company (Singapore) Limited	Singapore

Koh Chwee Ting Celene

Wong Yin Ling